VIA EDGAR

January 16, 2009

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:    Cistera Networks, Inc.
    Withdrawal of Form S-1
    File No. 333-149328

Ladies and Gentlemen:

Cistera Networks, Inc. (the “Company”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on February 21, 2008 (SEC File No. 333-149328) along with any exhibits filed thereto (the "Registration Statement").  In addition, the Company confirms that no securities were sold with this offering.

 A Registration Statement on Form SB-2, Registration No. 333-127800, as amended (the “Original Registration Statement”) was filed by the Company, and was declared effective by the Securities and Exchange Commission (the “Commission”) on or about January 15, 2008.  The Company has filed a Post Effective Amendment to the Original Registration Statement to deregister 5,805,586 shares.

Upon the effectiveness of the Post Effective Amendment, the Company intends to file a new registration statement covering certain of the shares being deregistered pursuant to this Post Effective Amendment and certain of the shares covered under the Registration Statement for which this request to withdraw is being made.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Robert J. Johnston (972) 724-3338.

CISTERA NETWORKS, INC.

By:/s/ Derek Downs
           Derek Downs
           Chief Executive Officer